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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)


        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
         13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.     )


                              The St. Joe Company
--------------------------------------------------------------------------------
                               (Name of Issuer)




                                     Common
--------------------------------------------------------------------------------
                        (Title of Class of Securities)




                                   790148100
--------------------------------------------------------------------------------
                                (CUSIP Number)




                               December 31, 1998
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ X ]  Rule 13d-1(b)
    [   ]  Rule 13d(c)
    [   ]  Rule 13d-1(d)






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CUSIP NO.  790148100                    13G            PAGE   2   OF   6   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          A.  Wachovia Corporation                                   56-1473727
          B.  Wachovia Bank, National Association                    56-0927594
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          A.  Wachovia Corporation                               North Carolina
          B.  Wachovia Bank, National Association                United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                                                          49,643,292
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                                                                8,550
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                                                                  0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                                                          4,550
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON                                                     49,653,842
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                  55.2%

          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          A.  Wachovia Corporation                                           HC
          B.  Wachovia Bank, National Association                            BK
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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CUSIP No.  790148100                                                Page 3 of 6


ITEM 1 (a)        NAME OF ISSUER:

                  The St. Joe Company

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1650 Prudential Drive, Suite 400
                  Jacksonville, FL 32207

ITEM 2 (a)        NAME OF PERSONS FILING:

                  Wachovia Corporation; and Wachovia Bank, National Association

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  Wachovia Corporation
                  100 North Main Street
                  Winston-Salem, North Carolina 27104

                  Wachovia Bank, National Association
                  100 North Main Street
                  Winston-Salem, North Carolina 27104

ITEM 2 (c)        CITIZENSHIP:

                  Wachovia Corporation                        North Carolina
                  Wachovia Bank, National Association         United States

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:

                  Common

ITEM 2 (e)        CUSIP NUMBER:

                  790148100

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1 (B), OR 13D-3 (B) CHECK WHETHER THE PERSON FILING IS A:

                  (a)  ( )  Broker or Dealer registered under Section 15 of the
                            Act,

                  (b)  (X)  Bank as defined in Section 3 (a) (6) of the Act,

                  (c)  ( )  Insurance Company as defined in Section 3 (a) (19)
                            of the Act,

                  (d)  ( )  Investment Company registered under Section 8 of the Investment Company Act,

                  (e)  ( )  Investment Advisor registered under Section 203 of the Investment

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CUSIP No.  790148100                                                Page 4 of 6


                            Advisor Act 1940,

                  (f)  ( )  Employee Benefit Plan Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

                  (g)  (x)  Parent holding Company, in accordance with 240.
                            13d-1 (b) (ii) (G), (Wachovia Corporation)

                  (h)  ( )  Group, in accordance with Rule 13d-1 (b) (1) (ii)
                            (H)

ITEM 4            OWNERSHIP:

                  The following information is as of December 31, 1998:

                  (a)  Amount Beneficially Owned:                   49,653,842

                  (b)  Percent of Class:                                  55.2%

                  (c)  Number of Shares as to which such person has:

                       (i)    Sole power to vote or to direct
                              the vote                              49,643,292
                       (ii)   Shared power to vote or to direct
                              the vote                                   8,550
                       (iii)  Sole power to dispose or to direct
                              the disposition of                             0
                       (iv)   Shared power to dispose or to direct
                              the disposition of                         4,550

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                         N/A

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                         N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Included are the following subsidiaries of Wachovia Corporation - HC:

                  Wachovia Bank, National Association - BK (wholly owned subsidiary of Wachovia Corporation)

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                         N/A


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CUSIP No.  790148100                                                Page 5 of 6



ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                         N/A

ITEM 10           CERTIFICATION:

                         By signing below, I certify that, to the best of my
                  knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 1999

For:     WACHOVIA CORPORATION


         By:  /s/ William M. Watson, Jr.
              --------------------------------------------
              William M. Watson, Jr.
              Senior Vice President, Counsel and Secretary



For:     WACHOVIA BANK, NATIONAL ASSOCIATION


         By:  /s/ William M. Watson, Jr.
              --------------------------------------------
              William M. Watson, Jr.
              Senior Vice President, Counsel and Secretary

                       SEE AGREEMENT ATTACHED AS EXHIBIT A


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CUSIP No.  790148100                                                Page 6 of 6



                                                                       EXHIBIT A


                                    AGREEMENT

                                February 10, 1999

                  The understanding hereby agree to file a joint statement on
         Schedule 13G under the securities Exchange Act of 1934, as amended (the "Act") in connection with their beneficial ownership of common stock issued by Wachovia Corporation.

                  Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1 (c) of the Act.

                  Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness of accuracy of the information concerning the others.

                  This agreement applies to any amendments to Schedule 13G.


         Wachovia Corporation

         /s/ William M. Watson, Jr.
         -----------------------------------------------
         William M. Watson, Jr.
         Senior Vice President, Counsel and Secretary

         Wachovia Bank, National Association

         /s/ William M. Watson, Jr.
         -----------------------------------------------
         William M. Watson, Jr.
         Senior Vice President, Counsel and Secretary